SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                  SCHEDULE TO
                                (RULE 14D-100)
                 TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
          OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934.
                               (AMENDMENT NO. 1)


                                 EMCO LIMITED
                      (Name of Subject Company (Issuer))

                             2022841 ONTARIO INC.,
                    an indirect wholly owned subsidiary of
                               BLACKFRIARS CORP.
                     (Names of Filing Persons (Offerors))

                          ---------------------------

                                 COMMON SHARES
                        (Title of Class of Securities)

                          ---------------------------

                                   290839109
                     (CUSIP Number of Class of Securities)

                                David Bradford
                                   Secretary
                               Blackfriars Corp.
                               555 Skokie Blvd.
                                  Suite #555
                          Northbrook, Illinois 60062
                           Telephone: (818) 597-3754
  (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                  Copies to:
                            Stephen M. Banker, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                         New York, New York 10036-6522
                            Telephone: 212-735-3000

                           CALCULATION OF FILING FEE
===============================================================================

        Transaction Valuation*                       Amount of Filing Fee**

           US $194,134,547                               US $15,706
===============================================================================

* Estimated for purposes of calculating amount of filing fee only. This amount assumes the purchase of all outstanding shares of common stock of Emco Limited ("Emco"), based upon the product obtained by multiplying
      (a) 17,488,482 (the maximum number of common shares ("Common Shares") of Emco to be acquired in the tender offer) and (b) the quotient of (x) the offer price of Cdn$16.60 per Common Share divided by (y) 1.4954 (the February 27, 2003, noon buying rate in New York City for cable transfers payable in Canadian dollars for US$1.00, as released by the Federal Reserved Bank of New York).
** Previously paid. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals the product of .0000809 and the transaction valuation.

      [_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

      Amount Previously Paid: N/A               Form or Registration No.: N/A
      Filing party: N/A                         Date Filed: N/A

      [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      [X]   third-party tender offer subject to Rule 14d-1.
      [_]   issuer tender offer subject to Rule 13e-4.
      [_]   going-private transaction subject to Rule 13e-3.
      [_]   amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

         This Amendment No. 1 to the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed initially with the Securities and Exchange Commission on February 28, 2003, relates to the offer by 2022841 Ontario Inc. (the "Offeror"), an Ontario corporation and an indirect wholly owned subsidiary of Blackfriars Corp., a corporation organized under the laws of the State of Delaware ("Blackfriars"), to purchase all outstanding common shares (the "Common Shares") of Emco Limited, an Ontario corporation (the "Company"), at Cdn$16.60 per Common Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase", which includes the Offer Document ("Offer Document") and the accompanied Circular (the "Circular") contained therein) and in the related Letter of Transmittal, copies of which were filed as Exhibits (a)(1) and (a)(2) to the Schedule TO, respectively. The Offer to Purchase and the Letter of Transmittal, as they may be amended or supplemented, are collectively referred herein to as the "Offer". Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given to such terms in the Offer To Purchase.

Item 4.  Terms of the Transaction.

         The first sentence under the heading "Payment" in the "Summary" on page 7 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

         "Upon the terms and subject to the conditions of the Offer (as the same may be amended or waived), the Offeror will pay for Common Shares taken up under the Offer as soon as reasonably possible thereafter and in any event not later than three Business Days following the time at which it becomes entitled to take up Common Shares pursuant to applicable law, or as may be required or permitted by law to make such payment, including Rule 14e-1(c) under the Exchange Act which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of shareholders promptly after the termination or withdrawal of such bidder's offer."

         The heading "Certain U.S. Federal Income Tax Considerations" in the "Summary" on page 8 of the Offer to Purchase is hereby amended and restated in its entirety to read: "Material U.S. Federal Income Tax Considerations". The heading "Certain Canadian Federal Income Tax Considerations" in the "Summary" on page 8 of the Offer to Purchase is hereby amended and restated in its entirety to read: "Material Canadian Federal Income Tax Considerations". The heading "Certain Income Tax Considerations" in Section 16 of the Circular on page 39 of the Offer to Purchase is hereby amended and restated in its entirety to read: "Material Income Tax Considerations". The sub-heading "Canadian Federal Income Tax Considerations" in Section 16 of the Circular on page 39 of the Offer to Purchase is hereby amended and restated in its entirety to read: "Material Canadian Federal Income Tax Considerations". The sub-heading "U.S. Federal Income Tax Considerations" in Section 16 of the Circular on page 43 of the Offer to Purchase is hereby amended and restated in its entirety to read: "Material U.S. Federal Income Tax Considerations".

         Item 4 of the Schedule TO is hereby amended and supplemented with the following:

         "If the Common Shares tendered in the Offer prior to the expiration of the initial period of the Offer (as it may be extended in accordance with applicable law and the Support Agreement) are accepted for purchase in the Offer, such Common Shares may not thereafter be withdrawn (including during any Subsequent Offering Period of the Offer, if there is one). However, any Common Shares tendered during a Subsequent Offering Period may be withdrawn by the tendering holder prior to the time such Common Shares are purchased by the Offeror."

         Item 4 of the Schedule TO is hereby further amended and supplemented with the following:

         "All conditions to the Offer must be satisfied or waived at the Expiry Time of the Offer, unless the Offer is terminated or extended in accordance with its terms. No condition to the Offer may be asserted at any time after Common Shares are accepted in the Offer."

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          2022841 ONTARIO INC.


                                          By: /s/ Christopher Pappo
                                              ------------------------------
                                              Name:  Christopher Pappo
                                              Title: Chief Financial Officer


                                          BLACKFRIARS CORP.


                                          By: /s/ Thomas A. Lullo
                                              -------------------------------
                                              Name:  Thomas A. Lullo
                                              Title: Treasurer and Assistant
                                                     Secretary


Dated: March 19, 2003